SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 50127

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southeast Investments, N.C., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Tyvolo Road, Suite 104
(No. and Street)

Charlotte, (City) North Carolina (State) 28217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank H. Black, President-CEO 704-527-7873
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12014814

KW 4/2

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

AB 4/3

OATH OR AFFIRMATION

I, Frank H. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southeast Investments, N.C., Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Frank H. Black
Signature

President-CEO
Title

Ronald David Phelps Jr.
Notary Public
York County SC 5/07/2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Southeast Investments, N.C., Inc.

December 31, 2011

CARR RIGGS & INGRAM
CPAs and Advisors
LIMITED LIABILITY COMPANY
www.CRIcpa.com

Financial Statements

Southeast Investments, N.C., Inc.

December 31, 2011

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Board of Directors
Southeast Investments, N.C., Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Southeast Investments, N.C., Inc. as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeast Investments, N.C., Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

February 27, 2012

SOUTHEAST INVESTMENTS, N.C., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	33,006
Deposits with clearing agent		80,000
Commissions receivable		202,959
	$	315,965

LIABILITIES AND SHAREHOLDER'S EQUITY

Commissions payable and accrued expenses	$	178,012
Shareholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		843,981
Deficit		(707,028)
		137,953
	$	315,965

See notes to financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$ 6,087,534
Interest and dividends	4,945
Other income	340,605
Net trading gains	347
	6,433,431
Expenses:	
Management fee	633,400
Commissions	4,532,083
Clearing charges	320,243
Professional fees	88,366
Rent	121,850
Advertising	71,355
Other operating expenses	787,391
	6,554,688
Net loss	$ (121,257)

See notes to financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common stock		Additional		
	Shares	Amount	paid-in capital	Deficit	Total
Balances, January 1, 2011	1,000	$ 1,000	$ 778,981	$ (585,771)	$ 194,210
Capital contributions	-	-	65,000	-	65,000
Net loss for the year ended December 31, 2011	-	-	-	(121,257)	(121,257)
Balances, December 31, 2011	1,000	$ 1,000	$ 843,981	$ (707,028)	$ 137,953

See notes to financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net loss	$ (121,257)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Increase in deposits with clearing agent	(20,000)
Decrease in commissions receivable	46,018
Increase in commissions payable and accrued expenses	468
Total adjustments	26,486
Net cash used by operating activities	(94,771)
Cash flows from financing activities:	
Capital contributions and net cash provided by financing activities	65,000
Net change in cash and cash equivalents	(29,771)
Cash and cash equivalents at beginning of year	62,777
Cash and cash equivalents at end of year	$ 33,006

See notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:

Southeast Investments, N.C., Inc. is a North Carolina Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company executes general securities transactions for customers located principally in Charlotte, North Carolina and surrounding areas. Trades are cleared principally by National Financial Services LLC.

Cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and equipment:

Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at 3 to 5 years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Because the property and equipment were fully depreciated in 2010 there was no depreciation expense for the year ended December 31, 2011.

Income taxes:

Income taxes are determined in accordance with FASB Accounting Standards Codification ("FASB ASC") No. 740, *Income Taxes,* which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Amounts provided for deferred taxes relate primarily to the effects of net operating and capital loss carry forwards.

Uncertain tax positions:

The Company adopted the provisions of FASB ASC No. 740, *Income Taxes*, on January 1, 2009. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2008 for all major tax jurisdictions.

1. Nature of operations and summary of significant accounting policies - continued:

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:
The revenues of the Company are derived primarily from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 under the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Advertising:
The Company's policy is to expense advertising costs as the costs are incurred.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2011, the Company had excess net capital of $77,570 and a net capital ratio of 1.40 to 1.

3. Related party transactions:

An affiliated company related through common ownership provides various management services to Southeast Investments, N.C., Inc. For the year ended December 31, 2011, the Company incurred management fees of $633,400 for services provided by the affiliated company. In addition, the Company paid rent of $121,850 for the year ended December 31, 2011 to a company owned by the wife of Southeast Investments, N.C., Inc.'s shareholder. Lease agreement terms are month to month with monthly rental expense of $10,000.

4. Income taxes:

The components of the net deferred tax asset as of December 31, 2011 are as follows:

Deferred tax asset	$ 98,421
Deferred tax liability	-
Valuation allowance	(98,421)
	$ -

The deferred tax asset at December 31, 2011 was fully reserved for. The valuation allowance for the deferred tax asset increased by $12,982 during the year ended December 31, 2011. The provision for income taxes differs from the amount that would result from applying the statutory rate primarily due to the valuation allowance and the surtax exemption.

At December 31, 2011, the Company had operating loss carry forwards of approximately $413,000 and $459,000 that may be offset against future federal and state taxable income, respectively. The carry forwards expire starting in 2025 through 2031 for federal purposes and 2023 through 2031 for state purposes. At December 31, 2011, the Company had a capital loss carry forward of approximately $44,000, which expires through 2014 for Federal purposes.

5. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2011.

6. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ -
Income taxes	$ -

7. Subsequent events:

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 27, 2012.

SUPPLEMENTAL INFORMATION

SOUTHEAST INVESTMENTS, N.C., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net capital	
Total shareholder's equity	$ 137,953
Deductions:	
Non-allowable assets:	
Commissions receivable over 30 days old, net of related commissions payable	(9,723)
Haircut on securities	(660)
Net capital	$ 127,570

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2011)	
Net capital, as reported in Company's Part II FOCUS report	$ 95,769
Adjustment to commissions payable	32,179
Difference in calculation of non-allowable receivable	(378)
	$ 127,570

SOUTHEAST INVESTMENTS, N.C., INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Commissions payable and accrued expenses and aggregate indebtedness	$ 178,012
Ratio of aggregate indebtedness to net capital	1.40 to 1

See independent auditor's report

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
Southeast Investments, N.C., Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Southeast Investments, N.C., Inc., (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Southeast Investments, N.C., Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 27, 2012.

<u>Commission payable</u>
It was noted during our audit that the commission payable account did not agree to the subsidiary ledger. This could result in a misstatement of commission payable and commission expense. It is recommended that all subsidiary ledgers are reconciled to the general ledger on a regular basis and any differences are investigated. It is the responsibility of management to record all transactions occurring within the Company in order to accurately state the period being reported upon. These transactions are significant for a fair presentation of the Company's financial position and operating results.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 27, 2012

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Accountant's Report On Applying Agreed-Upon Procedures Required By SEC Rule 17a-5(e)(4)

To the Board of Directors
Southeast Investments, N.C., Inc.
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Southeast Investments, N.C., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Southeast Investments, N.C., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Southeast Investments, N.C., Inc.'s management is responsible for Southeast Investments, N.C., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Our procedures and findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursements records entries on the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2011, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2011. It was noted that for Item 2c.(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business. This amount was computed as 25.7% of total printing, advertising, professional fees, registration fees, and office expenses. Per the Company, this is the percentage of revenues reported on item 2a. less the amount reported on line 2c.(1) compared to total revenues.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences other than that noted in procedure 2 above;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment noted.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion, on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050127 FINRA DEC
SOUTHEAST INVESTMENTS N C INC 16*16
820 TYVOLA RD STE 104
CHARLOTTE NC 28217-3528

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Frank Black 704-527-7873

A. General Assessment (item 2e from page 2)		$2653.56
B. Less payment made with SIPC-6 filed (exclude interest) 7/27/11 & 1/21/12 Date Paid		(382.02)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		2271.54
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$2271.54
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$2271.54	
H. Overpayment carried forward	$( )	

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Southeast Investments NC Inc
(Name of Corporation, Partnership or other organization)

Frank Black
(Authorized Signature)

CEO
(Title)

Dated the 25th day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/01, 2012
and ending 12/31, 2012

	Eliminate cents
i No.	
Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 6,433,084
dditions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
eductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,780,088
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	320,223
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	347
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	521
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	270481
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,371,660
PC Net Operating Revenues	$ 1,061,424
General Assessment @ .0025	$ 2,653.56
	(to page 1, line 2.A.)